P.E. 1/1/02



02000519

FORM 6-K

1-14720

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


S.E.C.
JAN - 2 2002
1086

Report of Foreign Issuer
For the Month of January 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

MAGYAR TÁVKÖZLÉSI RT.

(Translation of registrant's name into English)

Krisztina Krt. 55, 1013 Budapest, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X . . . .



Mr. Ashar Qureshi
Cleary, Gottlieb, Steen and Hamilton

December 28, 2001

Dear Ash,

For the purpose of US announcement, hereby I would like to inform you that the following Matáv employee has executed transaction with Matáv shares/ADRs:

Name	Title	Buy/ Sell	Amount	Price	Date
Mrs. Krisztina Schäfferné Pető	Head of Department	sell	800 shares	HUF 985	December 20, 2001

Kind regards,


matáv
Investor Relations Department

Pászti Gabriella
Gabriella Pászti
Matáv Rt.
Investor Relations Department

Form 6-K
Annual General Meeting of Matáv

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TÁVKÕZLÉSI RT.
(Registrant)



Date: January 2, 2002

Krisztina Hülvely
Director, Investor Relations